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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48572

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 _____ AND ENDING 12/31/2022 _____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WESTERN INTERNATIONAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 S. LAKE AVE., STE. 700

(No. and Street)

PASADENA	CA	91101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Don Bizub	626-710-3115	don@wisdirect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, and middle name)

50 Rockefeller	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)
11/02/2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Bizub_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _WESTERN INTERNATIONAL SECURITIES, INC._____, as of December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Title:
President

See attached

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT   GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Los Angeles___

Subscribed and sworn to (or affirmed) before me on

this _28th_ day of _MARCH_, 20_23_, by

   Date   Month   Year

(1) ___DONALD M BIZUB___



(and (2) _____),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public

RONNY NAIDOO
Notary Public - California
Los Angeles County
Commission # 2432278
My Comm. Expires Dec 24, 2026

Place Notary Seal and/or Stamp Above

_____ **OPTIONAL** _____

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

WESTERN INTERNATIONAL SECURITIES, INC.
DECEMBER 31, 2022

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Western International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Western International Securities, Inc.'s management. Our responsibility is to express an opinion on Western International Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Western International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 4 to the financial statement, the Company maintains cash balances, which may exceed federally insured limits, in one financial institution. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.



We have served as Western International Securities, Inc.'s auditor since 2020.
New York, New York
March 31, 2023

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).

WESTERN INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 11,817,110
Commissions receivable	2,062,243
Due from registered representatives, net	3,420,271
Deposits at clearing brokers	828,820
Due from clearing brokers	1,295,473
Securities owned, at fair value	231,855
Property and equipment, net	1,124,577
Operating lease assets	2,271,330
Due from affiliates	79,280
Deposits and other assets	1,488,077
Deferred tax assets	3,027,100
Total Assets	$ 27,646,136

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 2,452,882
Operating lease liabilities	2,929,764
Deferred affiliation fee	363,319
Accounts payable and accrued expenses	10,250,655
Taxes payable	152,762
Deferred revenue	704,167
Total liabilities	16,853,549

Commitments and contingencies (see Note 9)

Stockholder's equity

Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	7,767,567
Retained earnings	3,024,990
Total Stockholder's equity	10,792,587
Total Liabilities and Stockholder's Equity	$ 27,646,136

See accompanying notes to financial statement.

NOTE 1. **ORGANIZATION AND NATURE OF BUSINESS**

Western International Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company, Atria Wealth Solutions, Inc. (the "Parent"). The Company's principal office is located in Pasadena, California. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and other receivables
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged-off accounts are recorded when received.

Property and equipment
Property and equipment are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Right of use assets and lease liabilities
The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

<u>Right of use assets and lease liabilities (Continued)</u>
The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.25% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

<u>Income taxes</u>
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized. This deferred tax asset will amortize over a 15-year period, ending in 2033.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

<u>Fair value measurements</u>
Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair value measurements (Continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial Instruments – Credit Losses (Topic 326)

The "ASU 326" introduced a new credit loss methodology, Current Expected Credit Losses (CECL), which required earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from broker dealers and clearing brokers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company evaluated subsequent events through March 31, 2023, which is the date the financial statements were available to be issued. Except as disclosed in Note 4, the Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statements.

NOTE 3.   DEFERRED REVENUE

Deferred business development credits are included in deferred revenue and represent a business development credit from one of the Company's clearing brokers. The credit is being recognized pro rata and recorded as other income over the term of the clearing agreement which expires in 2025. The credit recognized during the year ended December 31, 2022 was $310,000. At December 31, 2021 and 2022, the deferred credit amounted to $914,167 and $704,167, respectively.

NOTE 4.   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2022, the amount in cash accounts exceeding federally insured limits was approximately $9,800,000.

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time.

NOTE 5.   DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through several broker-dealers on a fully-disclosed basis. The clearing agreements requires the Company to maintain a deposit with the clearing broker. Such amount bears interest at current market rates. At December 31, 2022 the Company had $828,820 in clearing deposits.

NOTE 6.   FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 6.   **FAIR VALUE MEASUREMENTS (Continued)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
State and municipal bond obligations					
California	$ -	$ 216,933	$ -	$ 216,933	(b)
	-	216,933	-	216,933	
Corporate bonds	-	-	14,149	14,149	(a)
	-	-	14,149	14,149	
Securities owned, at fair value	773	-	-	773	(a)
Total Assets	$ 773	$ 216,933	$ 14,149	$ 231,855	

There were no transfers between levels during the year.

NOTE 7   **INCOME TAXES**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 are as follows:

Noncurrent deferred tax assets:	
Intangibles	$ 151,624
Deferred revenue	186,816
Other accruals	2,114,984
Allowance for doubtful accounts	97,863
Lease liability	777,266
Unrealized gains/loss	43,145
Net Operating Loss	273,311
Total deferred tax assets	3,645,010
Noncurrent deferred tax liabilities:	
Fixed assets	(15,327)
Right of Use Asset	(602,584)
Net deferred tax liabilities	$ (617,911)
Net Deferred Tax Asset (Liability)	$ 3,027,100

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is currently more likely than not that the net deferred tax assets will be realized and has not established a valuation allowance at December 31, 2022. In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expenses in the separately stated financial statements. No such charges have been incurred by the Company for 2022. For the year ended December 31, 2022, the Company had no uncertain tax positions.

NOTE 8.   **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2022:

Furniture and fixtures	$ 463,965
Leasehold improvements	2,301,003
Equipment	396,628
	3,161,596
Less: accumulated depreciation	(2,037,019)
Fixed assets, net	$ 1,124,577

Depreciation expense is recorded on a straight line basis and was $476,415 for the year ended December 31, 2022.

NOTE 9.   **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Company has been named, as a defendant, in various legal actions, including complaints, arbitrations and other litigation. For contingencies where there is a probability that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability has been accrued in the Company's financial statements.

NOTE 10.   **RELATED-PARTY TRANSACTIONS**

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. At December 31, 2022, there is a payable of $136,306 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition. The Company also conducts transactions with its other affiliates during the course of its normal business activities. At December 31, 2022, there is a payable of $57,889 that is included in accounts payable and accrued expenses.

NOTE 11.   **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2022, the Company had net capital of $1,476,328, which was $551,125 in excess of its required net capital of $925,203. The Company's percentage of aggregate indebtedness to net capital was 940% at December 31, 2022.

NOTE 12.   **PROFIT SHARING PLAN**

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.